

June 8, 2023

Peter Osvaldik
Executive Vice President and Chief Financial Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, Washington 98006-1350

> **Re: T-Mobile US, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 14, 2023**
> **Form 10-Q for the Quarter Ended March 31, 2023**
> **Filed April 27, 2023**
> **File No. 001-33409**

Dear Peter Osvaldik:

We have reviewed your May 9, 2023 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to a comment in our April 11, 2023 letter.

Form 10-Q for the Quarter Ended March 31, 2023

Note 11 - Wireline
Sale of the Wireline Business, page 10

1. We note your response to prior comment 3 regarding the liability for fees payable for the IP Transit Services Agreement. Please respond to the following:
    - In your response, you state that through a competitive process for the sale of the wireline business, Cogent was the bidder that provided the best economics along with a feasible path forward, and that the terms with Cogent were more attractive to you in comparison with the proposals from other potential buyers. Please discuss the nature and terms of the other competitive bids relative to the bid from Cogent and why you

determined the bid from Cogent was most attractive. For example, Cogent paid $1 for the Wireline business, and then negotiated the IP Transit Services Agreement for which you are obligated to pay $700 million over its term even though you don't expect to use the IP services. Explain whether the other bids received resulted in you receiving larger amounts for the Wireline business and/or resulted in you having to pay higher cash outflows related to any potential sale.

- Please provide your accounting analysis, with cites to the authoritative accounting guidance you relied upon, as a basis for recording the obligation for the IP Transit Services Agreement during the third quarter of 2022 even though the agreement was not entered into until May 1, 2023.
- Tell us why the IP Transit Services Agreement was entered into at closing of the Cogent transaction, instead of at the time of the September 6, 2022 Membership Interest Purchase Agreement.
- In your response, you state that you have not currently identified a way to utilize the IP transit services in a meaningful way, but you will continue to assess ways to use the services over the term of the IP Transit Services Agreement. Tell us the accounting you would apply if you believe you were able to utilize the IP transit services in a meaningful way, given that you have already recorded a loss for the IP Transit Services Agreement.
- Tell us whether you evaluated if you may assign your rights under the IP Transit Services Agreement to another party that may be able to use the services, and thus monetize value under the agreement. To the extent that you are, explain to us how you would account for the transaction.
- We note you entered into a Customer Subscriber Agreement with Cogent on May 1, 2023. Please tell us the material terms of this agreement, including the term and the fees expected to be paid under this agreement, as well as whether you expect to use the services you are entitled to under the agreement. As part of your response, tell us how you are accounting for this agreement.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology